UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33768

CNINSURE INC.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: November 25, 2008

Exhibit 99.1

CNinsure Reports Third Quarter 2008 Unaudited Financial Results

GUANGZHOU, November 24, 2008 /Xinhua-PRNewswire/ — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 2008.1

Financial Highlights for Third Quarter 2008:

•	Total net revenues: RMB211.0 million (US$31.1 million), representing an increase of 80.5% from the corresponding period of 2007.

•	Income from operations was RMB56.8 million (US$8.4 million), representing an increase of 42.7% from the corresponding period of 2007.

•	Net income was RMB52.2 million (US$7.7 million), representing an increase of 23.0% from the corresponding period of 2007.

•	Basic and diluted net income per ADS were RMB1.144 (US$0.169), and RMB1.144 (US$0.169), respectively.

Commenting on the third quarter results, Yinan Hu, Chairman and CEO of CNinsure Inc. stated, “We are pleased with our operating results during the third quarter of 2008, despite the slowdown of business activities during the Olympics Games and the implementation of the new regulation issued by the China Insurance Regulatory Commission (CIRC) which tightens control over the Property and Casualty (P&C) insurance market. Our fundamentals remain strong and improvements were seen across our major business lines, as we further differentiated ourselves by expanding our product portfolio to include more custom-designed products and launching more value-added services. While commissions and fees revenues from our life insurance business, one of our long-term focuses, recorded a growth of 206.7% over the corresponding period of last year, the claims adjusting business, which we started in the first quarter of this year, also exceeded our expectations with a 51.6% increase in commissions and fees revenues over the second quarter.”

He added, “Undeniably, the global economic environment has become more challenging in recent months and the growth of the Chinese economy is slowing down. Amid the gloomy macro environment, the Chinese insurance market is facing more uncertainties in its growth prospect. In particular, premiums derived from investment-linked insurance products are expected to slide downwards due to equity market turbulence. On the other hand, we anticipate that there will be continued growing demand for individual protection-oriented insurance products as the factors driving the growth of the individual protection-oriented insurance market, which include GDP growth, aging population, high saving deposits and expanding domestic consumption, remain unchanged. As these kinds of products have been our strength and account for nearly 100% of CNinsure’s business, we are confident that we will continue to outperform the industry as a whole for many quarters to come.”

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7899 to US$1.00, the effective noon buying rate as of September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

“We are dedicated to expanding our distribution channels to achieve better synergies, by growing our existing operations, establishing joint ventures with entrepreneurial agents and through acquisitions. With a strong financial position and no debt, we are well positioned to explore more opportunities for expansion at lower cost, which we expect to become more abundant due to the possible economic downturn in 2009. Such expansion will not only promise us another year of strong growth in revenues, but also drive the continued rapid growth in the coming few years.”

Financial Results for the Third quarter 2008

Total net revenues for the third quarter ended September 30, 2008 were RMB211.0 million (US$31.1 million), representing an increase of 80.5% from RMB116.9 million for the corresponding period of 2007. The growth was mainly driven by the increases in commission rates, the number of sales agents and productivity of existing sales agent, as well as contributions from newly acquired entities.

Total operating costs and expenses were RMB154.2 million (US$22.7 million) for the third quarter of 2008, representing an increase of 100.0% from RMB77.1 million for the corresponding period of 2007.

Commissions and fees expenses were RMB110.3 million (US$16.2 million) for the third quarter of 2008, representing an increase of 77.4% from RMB62.2 million for the corresponding period of 2007. The increase largely tracked the increase in net revenues from commissions and fees.

Selling expenses were RMB4.1 million (US$0.6 million) for the third quarter of 2008, representing an increase of 77.5% from RMB2.3 million for the corresponding period of 2007. The increase was primarily due to sales growth and the increase in expenses incurred by newly acquired entities.

General and administrative expenses were RMB39.7 million (US$5.9 million) for the third quarter of 2008, representing an increase of 216.3% from RMB12.6 million for the corresponding period of 2007. The increase was primarily due to increases in salaries for administrative staff as a result of increased headcount, share-based compensation expenses and expenses for ongoing professional services, and SOX compliance-related expenses.

As a result of the foregoing factors, income from operations was RMB56.8 million (US$8.4 million) for the third quarter of 2008, representing an increase of 42.7% from RMB39.8 million for the corresponding period of 2007. Operating margin was 26.9% for the third quarter of 2008 as compared with 34.0% for the corresponding period of 2007.

Interest income for the third quarter of 2008 was RMB12.9 million (US$1.9 million), representing an increase of 379.7% from RMB2.7 million for the corresponding period of 2007. The increase was primarily attributable to the proceeds from our initial public offering in October 2007.

Income tax expense for the third quarter of 2008 was RMB16.4 million (US$2.4 million), representing an increase of 1,917.9% from RMB0.8 million for the corresponding period of 2007. The increase was primarily attributable to the expiration of income tax exemptions for some subsidiaries starting from January 1, 2008. Effective income tax rate was 23.5% for the third quarter of 2008 compared to 1.9% for the corresponding period of 2007.

Net income was RMB52.2 million (US$7.7 million) for the third quarter of 2008, representing an increase of 23.0% from RMB42.4 million for the corresponding period of 2007. Net margin was 24.7% for the third quarter of 2008 as compared with 36.3% for the corresponding period of 2007.

Fully diluted net income per ADS was RMB1.144 (US$0.169) for the third quarter of 2008, compared with RMB1.244 for the corresponding period of 2007.

As of September 30, 2008, the Company had RMB1,611.4 million (US$237.3 million) in cash and cash equivalents.

Business Highlights

CNinsure continued executing its growth strategy, with the following highlights for the third quarter ended September 30, 2008:

•	Solidifying Leading Position in the Chinese Insurance Intermediary Sector

As of September 30, 2008, CNinsure had 23,042 sales professionals as compared with approximately 11,000 sales professionals as of September 30, 2007. Its distribution network consisted of 33 insurance agencies, 4 insurance brokerages and 3 claims adjusting firms with 305 sales and services outlets operating in 15 provinces as of the end of September 2008, as compared with 17 insurance agencies and 4 insurance brokerages with 171 sales and service outlets operating in 8 provinces as of the end of 2007. In addition, CNinsure’s insurance claims adjusting business had 641 professional adjusters as of September 30, 2008.

•	Geared for Expansion

The highly fragmented nature of the independent insurance intermediary sector in China offers CNinsure substantial opportunities for consolidation. CNinsure intends to expand its distribution network through selective acquisitions and establishment of joint ventures with entrepreneurial agents. On September 18, 2008, CNinsure announced the acquisition of 55% equity interests in Beijing Fanhua Datong Investment Management Co., Ltd., a life insurance intermediary company operating nationwide. CNinsure expects that this acquisition will help it to expedite the expansion of its life insurance distribution network and contribute significantly to the achievement of its life insurance revenue targets.

•	Improving Business Structure

CNinsure is dedicated to improving its business structure with more focus on life insurance business and further expansion into claims adjusting business while continuing to grow its P&C insurance business. Commissions and fees revenues derived from P&C insurance, life insurance and claims adjusting business each contributed 72.4%, 14.4% and 13.2% of its total commissions and fees revenues in the third quarter ended September 30, 2008.

•	Upgrading Unified Operating Platform to Support Future Growth

As we continue to grow in size and enter into new regions, CNinsure has continued to improve its operating platform to facilitate a standardized business process and expedite expansion. CNinsure has initiated the final stage User Acceptance Testing (UAT) of key applications, including financial and accounting ERP (Enterprise Resource Planning) system, human resource system as well as e-learning online training system. The first phase of its Core Life Insurance Business System has been launched in some of the affiliated agencies on trial basis.

•	Strengthening Relationships with Leading Insurance Companies and Diversifying Product Offerings

On September 2, 2008, CNinsure announced the signing of an exclusive distribution agreement with Sino Life Insurance Company Ltd. (“Sino Life Insurance”) for the sales of a participating whole life insurance product. This is the second time that CNinsure announced strategic cooperation with leading insurers in China for exclusive distribution arrangements, following the announcement of a similar arrangement with Ping An Life Insurance Company of China, Ltd. in the first quarter of 2008. The new life insurance product, underwritten by Sino Life Insurance, and custom-designed by Swiss Reinsurance Company for CNinsure, became available exclusively over CNinsure’s distribution network, starting from September 1, 2008.

Business Outlook

For the fourth quarter 2008, CNinsure expects its total net revenues to be in the range of RMB235 million (US$34.6 million) and RMB250 million (US$36.8 million), reflecting the expected slight decline of our commissions and fees revenues from the P&C insurance business due to the implementation of the Working Scheme on Further Regulating the P&C Insurance Market issued by CIRC, which has reduced the commission rate for compulsory third party (CTP) auto liability insurance paid out to insurance intermediaries. We expect this regulation to have minimal impact on our net income, as this only applies to a portion of the P&C commissions and we will largely offset the reduction via lower commission expenses to our sales agents. The scheme came into effect on September 1, 2008. The foregoing forecast reflects CNinsure’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the third quarter of 2008 results at

Time:	8:00 pm Eastern Standard Time on November 24, 2008

or 9:00 am Beijing/Hong Kong Time on November 25, 2008

The Toll Free dial-in numbers:

United States:	1866-549-1292
United Kingdom:	0808-234-6305
Canada:	1866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
China (Mainland):	800-701-1223
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland) local dial-in number:	400-681-6949

Password: 885507#

A replay of the call will be available for three days as follows:

+852-3005-2020	(Hong Kong & other areas)
PIN number: 136443#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2008 and the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, its ability to compete effectively against its competitors, and quarterly variations in its operating results caused by factors beyond its control. All information provided in this press release is as of November 24, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CNINSURE INC.

Condensed Consolidated Balance Sheets

	As of December 31, 2007	As of September 30, 2008	As of September 30, 2008
	RMB (Audited)	RMB (Unaudited)	USD (Unaudited)
	(In thousands, except for shares and per share data)
ASSETS:
Current assets:
Cash and cash equivalents	1,544,817	1,611,387	237,321
Restricted cash	12,748	11,644	1,715
Accounts receivable	18,150	85,581	12,604
Insurance premium receivable	541	99	15
Other receivables, net	30,703	46,709	6,879
Amounts due from related parties	—	2,345	345
Other current assets	1,297	2,379	350

Total current assets	1,608,256	1,760,144	259,229

Non-current assets:
Property, plant, and equipment, net	11,148	54,411	8,014
Goodwill	9,165	31,692	4,667
Intangibles	4,325	38,166	5,621
Deferred tax assets	1,936	1,823	269
Other	5,334	6,605	973

Total assets	1,640,164	1,892,841	278,773

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	10,138	37,842	5,573
Insurance premium payable	12,748	11,644	1,715
Other payables and accrued expenses	20,945	66,290	9,763
Accrued payroll	6,949	10,129	1,492
Income tax payable	2,085	19,900	2,931
Amounts due to related parties	369	369	54
Current portion of long-term borrowings	103	31	5

Total current liabilities	53,337	146,205	21,533

Non-current liabilities:
Long-term borrowings	57	1,433	211
Other tax liabilities	1,160	1,632	240
Deferred tax liabilities	374	4,852	715

Total liabilities	54,928	154,122	22,699

Commitments and contingencies

Minority interests	18,324	64,097	9,440

Common stock	7,036	7,036	1,036
Additional paid-in capital	1,621,064	1,636,118	240,964
Statutory reserves	47,903	48,136	7,089
Accumulated (deficit) surplus	(87,941)	59,703	8,793
Accumulated other comprehensive loss	(21,150)	(76,371)	(11,248)

Total shareholders’ equity	1,566,912	1,674,622	246,634

Total liabilities and owners’ equity	1,640,164	1,892,841	278,773

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended September 30,			For The Nine Months Ended September 30,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
	(In thousands, except for shares and per share data)
Net revenues:
Commissions and fees	116,154	210,577	31,013	288,477	561,757	82,734
Other service fees	745	414	61	983	700	103

Total net revenues	116,899	210,991	31,074	289,460	562,457	82,837
Operating costs and expenses:
Commissions and fees	(62,205)	(110,322)	(16,248)	(149,480)	(290,727)	(42,818)
Selling expenses	(2,333)	(4,141)	(610)	(6,529)	(11,105)	(1,635)
General and administrative expenses	(12,562)	(39,739)	(5,853)	(38,477)	(100,450)	(14,794)

Total operating costs and expenses	(77,100)	(154,202)	(22,711)	(194,486)	(402,282)	(59,247)
Income from operations	39,799	56,789	8,363	94,974	160,175	23,590
Other income (expense), net:
Investment income	—	(86)	(13)	—	(1)	(0)
Interest income	2,679	12,851	1,893	4,659	36,553	5,383
Interest expense	(4)	(29)	(4)	(70)	(66)	(10)
Others, net	(62)	135	20	(47)	127	19

Income before income taxes	42,412	69,660	10,259	99,516	196,788	28,982
Income tax expense	(812)	(16,385)	(2,413)	(988)	(46,755)	(6,886)

Net income before minority interest	41,600	53,275	7,846	98,528	150,033	22,096

Minority interest	841	(1,069)	(157)	2,603	(2,156)	(317)

Net income	42,441	52,206	7,689	101,131	147,877	21,779

Net Income per share:
Basic	0.062	0.057		0.008	0.153	0.162		0.024
Diluted	0.062	0.057		0.008	0.150	0.162		0.024

Net Income per ADS:
Basic	1.247	1.144		0.169	3.063	3.241		0.477
Diluted	1.244	1.144	[2]	0.169	2.995	3.241	[3]	0.477

Shares used in calculating Net income per share
Basic	680,491,991	912,497,726		912,497,726	660,275,689	912,497,726		912,497,726
Diluted	682,136,595	912,497,726		912,497,726	675,435,546	912,497,726		912,497,726

[2]	There is no dilutive effect for the three months ended September 30, 2008 as the stock options were anti-dilutive.
[3]	There is no dilutive effect for the nine months ended September 30, 2008 as the stock options were anti-dilutive.

For more information, please contact:

Oasis Qiu

Investor Relations

Tel: +86 (20) 61222777-850

Email: qiusr@cninsure.net

Source: CNinsure Inc.